Exhibit 99.6

Bit Brother’s Board of Directors Forms a Special Task Force to Investigate Suspected Illegal Short of its Stock

CHANGSHA, China, Jan. 20, 2023 /PRNewswire/ -- Bit Brother Limited (“Bit Brother”, “BTB”, “We” or the “Company”) (NASDAQ: BTB) announced today that its Board of Directors has approved the formation of a Special Task Force to address suspected illegal shorting of its stock. The Special Task Force plans to engage competent counsel and/or investigation professionals and to take all possible actions to identify and prosecute those involved in the market manipulation of BTB’s stock, especially the institutions or individuals involved in illegal naked short selling. The Special Task Force is comprised of Mr. Xianlong Wu, Chairman of the Board and CEO of BTB, Ms. Diyu Jiang, Director and CFO of BTB, and Mr. Ralph Jones, Director of BTB and CEO of its subsidiary, Bit Brother New York Inc.

The Company plans to utilize all reasonable resources to conduct the investigation. Management believes that the formation of the Special Task Force would help expose those who may have participated in market manipulation of the Company’s stock. The Board believes that this action will deter any future manipulation of the market by exposing and persecuting naked short sales of the Company’s stock and other violations.

About Bit Brother Limited

Bit Brother Limited (formerly known as Urban Tea, Inc.) was incorporated in the British Virgin Islands as a company with limited liability on November 28, 2011. Our business currently consists of cryptocurrency mining in North America and the distribution and retail of specialty tea products.  For more information, please visit: www.bitbrother.com.

Forward-Looking Statements Disclaimer

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE Bit Brother Limited